UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 4, 2022, Stealth BioTherapeutics Corp (the “Registrant”) received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”) notifying the Registrant that the minimum closing bid price per share for its American depositary shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) for inclusion on the Nasdaq Global Market.

On January 5, 2022, the Company received a second deficiency letter from the Staff of Nasdaq notifying the Registrant that the Registrant’s listed securities did not maintain a minimum market value of listed securities of $50,000,000 (“MVLS”) for a period of 30 consecutive business days and that the Registrant did not meet the MVLS requirement set forth in Nasdaq Listing Rule 5450(b)(2)(A) for inclusion on the Nasdaq Global Market.

The Nasdaq deficiency letters do not result in the immediate delisting of the Registrant’s shares, and the shares will continue to trade uninterrupted under the symbol “MITO.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Registrant has a compliance period of 180 calendar days, or until July 5, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Registrant’s American depositary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Registrant a written confirmation of compliance and the matter will be closed. If the Registrant chooses to implement a reverse stock split, it must complete the split no later than 10 business days prior to July 5, 2022 in order to regain compliance with the minimum bid price requirement.

In the event the Registrant does not regain compliance with the minimum bid price requirement by July 5, 2022, the Registrant may be eligible for an additional 180 calendar day grace period. To qualify, the Registrant must submit, no later than July 5, 2022, an application to transfer to The Nasdaq Capital Market and will be required to meet the continued listing requirement for MVLS and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Registrant has the Compliance Period to regain compliance with Nasdaq’s MVLS requirement. If at any time during the Compliance Period, the Company’s MVLS closes at $50,000,000 or more for a minimum of 10 consecutive business days, Nasdaq will provide the Registrant a written confirmation of compliance and the matter will be closed. In the event the Registrant does not regain compliance with the minimum bid price requirement by July 5, 2022, the Registrant will receive written notification that its securities are subject to delisting.

On January 7, 2022, the Registrant issued a press release entitled “Stealth BioTherapeutics Receives Nasdaq Notifications Regarding Minimum Bid and Market Value Requirements.” A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated January 7, 2022, entitled “Stealth BioTherapeutics Receives Nasdaq Notifications Regarding Minimum Bid and Market Value Requirements”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: January 7, 2022

3